U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

                          [ ] Form 10-Q and Form 10-QSB

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [ ] Form N-SAR

For Period Ended: December 31, 2000

[ ]      Transition Report on Form 10-KSB
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended:

--------------------------------------------------------------------------------
                             Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------
         Full Name of Registrant
         (Former Name if Applicable)

                  EZCONY INTERAMERICA INC.

         Address of Principal Executive Office (Street and Number)
                  CRAIGMIUR CHAMBERS, P.O. BOX 71

         City, State and Zip Code
                  ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
PART II -- RULES 12B-25(B) AND (C)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.
--------------------------------------------------------------------------------
PART III -- NARRATIVE
--------------------------------------------------------------------------------
THE COMPANY HAS NOT COMPLETED THE PREPARATION OF ITS AUDITED FINANCIAL STATEMENTS INSOFAR AS ADDITIONAL TIME WAS NEEDED TO EVALUATE THE COMPANY'S RESERVE FOR UNCOLLECTIBLE ACCOUNTS.
--------------------------------------------------------------------------------
PART IV -- OTHER INFORMATION
--------------------------------------------------------------------------------
         (1) Name and telephone number of person to contact in regard to this notification

                           Dennis J. Olle                    (305) 858-5555
                           --------------               ------------------------
                              (Name)                       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X] Yes          [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            EZCONY INTERAMERICA INC.
                            -------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 30, 2001          By:/s/ Ezra M. Cohen
                                    --------------------------------------------
                                        Ezra M. Cohen, Chairman of the Board
                                        and President

PART IV/ QUESTION (3).

         The Company expects to report an approximate $1.8 million net loss for the year ended December 31, 2000, primarily as a result of a material increase in its reserves for uncollectible accounts. The Company is evaluating the nature and extent of increases in its reserve for uncollectible accounts given: (i) an overall increase in the length of collection periods for the Company's accounts receivables; and (ii) the general downturn in economic conditions in Latin America (the Company's principal market) in general, and for certain of the Company's customers, in particular.